SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2004

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Crompton Corporation
199 Benson Rd
Middlebury, Connecticut 06749

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

The Board of Directors
Crompton Corporation:

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Crompton Corporation Employee Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stamford, Connecticut
June 28, 2005

CROMPTON CORPORATION EMPLOYEE SAVINGS PLAN Statements of Net Assets Available for Plan Benefits (Modified Cash Basis) December 31, 2004 and 2003
Assets	2004	2003

Investments:
Crompton Corporation Common Stock Fund	$9,254,489	6,472,049
Guaranteed investment contracts/fixed income securities	97,109,174	109,895,788
Mutual funds	250,144,740	252,062,984
Participant loans	5,173,048	5,879,007

Net assets available for plan benefits	$361,681,451	374,309,828

See accompanying notes to financial statements.

CROMPTON CORPORATION EMPLOYEE SAVINGS PLAN Statements of Changes in Net Assets Available for Plan Benefits (Modified Cash Basis) Years Ended December 31, 2004 and 2003
	2004	2003

Additions attributed to:
Investment income:
Interest and dividends	$8,563,244	8,057,046
Net appreciation in fair value of investments	24,555,151	56,147,627

Net investment income	33,118,395	64,204,673

Contributions:
Employer	6,798,059	8,113,113
Participant	13,449,364	15,979,676

	20,247,423	24,092,789

Interest on loans	318,939	374,976

Total additions	53,684,757	88,672,438
Deductions attributed to:

Benefits paid to participants	(50,258,270)	(39,998,934)
Transfer out to other plan	(15,958,957)	-
Administrative expenses	(95,907)	(97,906)

Total deductions	(66,313,134)	(40,096,840)

Net increase (decrease)	(12,628,377)	48,575,598
Net assets available for plan benefits at beginning of year	374,309,828	325,734,230

Net assets available for plan benefits at end of year	$361,681,451	374,309,828

See accompanying notes to financial statements.

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

  Description of the Plan

  The following description of the Crompton Corporation Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  The Plan is intended to be a profit sharing plan meeting the requirements of Section 401(a) of the Internal Revenue Code (IRC) and contains provisions meeting the requirements of Sections 401(k) and 401(m) of the IRC.

  The plan administrator is the Crompton Corporation Employee Benefits Committee. Fidelity Investments is the trustee and record keeper of the Plan.

  The Plan is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Crompton Corporation and subsidiary companies in following a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

  Effective April 1, 2002, the Uniroyal Chemical Company, Inc. Savings Plan A was merged into the Crompton Corporation Employee Savings Plan. The provisions of the Uniroyal Chemical Company, Inc. Savings Plan A as a result of this merger have remained unchanged. All assets have been transferred to similar funds as of the date of transfer.

  Fidelity Investments® (the Trustee) is the custodial trustee for all of the Plan's assets. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all Plan assets.

    Eligibility

    Employees become eligible to participate in the Plan beginning on the first day of any calendar month following 30 days of service.

    Participant Contributions

    Each year, participants may contribute to the Plan, by means of payroll deductions, a pre-tax or post-tax contribution of up to 50% of earnings for non-highly compensated employees, or 20% of earnings for highly compensated employees, effective with the first payroll period which ends on or after the date in which the employee becomes a participant, provided that the total of pre-tax contributions and after-tax contributions, if any, do not exceed the above percentages of the participant's earnings. Participants may change the rate of pre-tax contributions (and/or after-tax contributions, if any) at any time. Participant contributions are subject to Internal Revenue Service pre-tax limitations, which was $13,000 in 2004 and $12,000 in 2003.

    Participants who are age 50 and older at any time during a Plan year may make "catch-up contributions" in that year. These contributions are additional tax-deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limit. For 2004

    -4-                                                                                          (Continued)

    CROMPTON CORPORATION
    EMPLOYEE SAVINGS PLAN

    Notes to Financial Statements

    December 31, 2004 and 2003

    and 2003, the maximum amount of "catch-up contributions" that could have been made to the Employee Savings Plan was $3,000 and $2,000, respectively.

    Employer Contributions

    For employees participating under the former Witco Plan, the Company's matching contribution is 50% of the first 6% of the participant's after-tax contributions and/or pre-tax contributions.

    For employees participating under the former OSI Plan, the Company's matching contribution is 50% of the first 7 1/2% of the participant's after-tax contributions and/or pre-tax contributions.

    For employees participating under the former GE Plan, the Company's matching contribution is 50% of the first 7% of participant's after-tax contributions and/or pre-tax contributions.

    For employees participating under the former Individual Account Retirement Plan (IARP), sponsored by Crompton and Knowles Corporation, the Company's basic contribution is equal to 2% of each participant's earnings (5% for Gustafson employees). Additionally, the Company makes a supplemental contribution equal to 2 1/2% of each participant's earnings (Gustafson employees are not eligible to receive this supplemental contribution). The Company may, by appropriate corporate action, increase the supplemental contributions made by it for any Plan year (or part of a Plan year) to a higher percentage than 2 1/2%.

    Investments of Contributions

    Participants' pre-tax contributions, after-tax contributions, employer contributions and rollover contributions may be invested in whole percentages among the investment alternatives made available by the plan administrator, at the direction of the participants. Participants may change their investment elections with respect to existing funds, as well as future contributions, at any time.

    Vesting

    Each participant's pre-tax contribution account, after-tax contribution account, company basic and rollover account is 100% fully vested at all times. Participants' Company matching and supplemental contributions vest based on years of service according to the following vesting schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4	100%

    Each participant is fully (100%) vested in his Company contribution account in the event of any of the following: his attainment of normal retirement age while employed by the Company; his death while an employee of the Company; upon a change in control of the Company while an employee of

    -5-                                                                                          (Continued)

    CROMPTON CORPORATION
    EMPLOYEE SAVINGS PLAN

    Notes to Financial Statements

    December 31, 2004 and 2003

    the Company; termination of the Plan or partial termination of the Plan which affects the participant; or complete discontinuance of employer contributions to the Plan.

    If a participant was eligible to participate in the Witco Plan on December 31, 2000, he is at all times fully vested in the portion of his Company contribution account attributable to qualified nonelective contributions; a participant who had three years of service or three years of participation service on December 31, 2000 is fully vested in his Company contribution account upon completion of three years of participation service; a participant is fully vested upon attainment of age 55 while still employed by the Company; and a nonbargaining participant is fully vested in his Company contribution account in the event of his termination due to economic conditions.

    Participants who were eligible to participate in the IARP on December 31, 2000, and any eligible employee hired on or after January 1, 2001, are always fully vested in the basic Company contributions.

    Forfeitures

    In the event a participant who is not fully vested in his Company contribution account incurs a break in service, that portion which is not vested is forfeited. In the event that a participant who is less than 50% vested in his Company contribution account makes a voluntary withdrawal of his after-tax contribution account, any portion of his Company contribution account attributable to his matched after-tax contributions in which he is not vested is forfeited. Company contributions and the earnings thereon forfeited under the provisions of the Plan are applied to pay administrative expenses and/or reduce subsequent Company contributions required under the Plan. In the event that contributions under the Plan are discontinued or the Plan is terminated, the distributions of such forfeitures not yet applied are to be credited ratably to the accounts of active participants. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $138,009 and $110,752, respectively. These amounts will be applied to reduce future employer contributions.

    Withdrawals and Distributions

    At age 59 1/2 and thereafter, an active participant can withdraw funds from the vested balance of his account at any time. Before age 59 1/2, participants are permitted to make hardship withdrawals provided that he has an immediate and heavy financial need, and only if the participant cannot meet that need from any other source. A participant is not entitled to receive a hardship withdrawal until he has received all other distributions and loans available under all qualified plans maintained by the Company. The minimum amount that can be withdrawn under a hardship withdrawal is the lesser of $200 or the total amount available for withdrawal, and may not exceed the amount of the financial need including amounts necessary to pay any Federal, state and local income taxes or penalties reasonably expected to result from the distribution, and are to be paid in one lump sum. If a participant makes a hardship withdrawal, he is not permitted to resume making contributions for a period of twelve months subsequent to the withdrawal.

    Upon termination of employment, death, or attainment of age 70 1/2, a participant is entitled to receive the value of his after-tax contribution account, pre-tax contribution account, rollover account, and the vested portion of his Company contribution account in the form of a single lump sum cash payment.

    -6-                                                                                          (Continued)

    CROMPTON CORPORATION
    EMPLOYEE SAVINGS PLAN

    Notes to Financial Statements

    December 31, 2004 and 2003

    Distributions are to be made as soon as practicable following the participant's termination of employment, provided however, that if the value of a participant's vested balance is greater than $5,000, the distribution will not be made prior to the participant's normal retirement age without his consent.

    Any participant eligible to participate in the Witco Plan as of December 31, 2000, may withdraw from the Plan his entire supplementary after-tax contributions and interest earned thereon.

    Loans

  Participants may borrow a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. There are two types of loans available that consist of a general loan and a loan to buy a principal residence. No participant may have more than two loans outstanding at any given time. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% over prime, ranging from 5% to 10% as of the origination date of the loan for loans outstanding at December 31, 2004. Loan repayments are made automatically through payroll deductions, with a minimum loan term of one year, and not to exceed five years, except for a loan for the purpose of purchasing a primary residence, in which case the loan may not exceed fifteen years. Participants who were members in the OSi Plan on December 31, 2000, were previously able to obtain a loan for the purpose of purchasing a primary residence, with terms not exceeding thirty years.

  Significant Accounting Policies
    Accounting Basis

    The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

    Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (note 3) and participant loans which are stated at cost. Fair value is determined by quoted market prices, if an active market exists, or redemption values, which approximate market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Crompton Corporation Stock fund is valued at its year-end closing price. Participant loans are stated at cost, which approximates fair value.

    Net appreciation (depreciation) in fair value of investments includes investments bought, sold, and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is

    -7-                                                                                          (Continued)

    CROMPTON CORPORATION
    EMPLOYEE SAVINGS PLAN

    Notes to Financial Statements

    December 31, 2004 and 2003

    reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

    Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    Plan Expenses

  All Plan expenses may be paid by the Company, however, if not paid by the Company, may be charged to the Plan and paid from available forfeitures, or will be charged to each participant based on his allocable interest in the Plan. The Company provides certain administrative and accounting services to the Plan at no charge.

  Investments

  The funds available to participants for investing their contributions and the Company contributions include the Crompton Corporation Common Stock fund, various mutual funds which invest in various diversified stocks and bonds, and a fund which invests in benefit-responsive insurance contracts.

  The Fidelity Blended Income Fund invests in benefit-responsive guaranteed investment contracts (GICs) offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. These GICs are stated at contract value by the Plan's trustee (Fidelity Investments), which approximates fair value. The average yield on the Company's GICs were 3.92% and 4.27%, respectively, during 2004 and 2003. The crediting interest rate on these GICs was 3.87% and 3.97%, respectively, at December 31, 2004 and 2003.

  The fair value of the individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 are as follows:

	2004	2003

Blended Income Fund	$97,109,174	109,895,788
Fidelity Magellan Fund	47,649,210	53,516,544
Fidelity Growth Company Fund	41,488,231	43,796,470
Fidelity Freedom 2010 Fund	28,455,014	30,991,712
U.S. Equity Index Commingled Pool	22,142,595	23,008,662
Fidelity Low Price Stock Fund	24,050,100	20,074,215
Dodge & Cox Fund	18,125,849	N/A

  -8-                                                                                          (Continued)

  CROMPTON CORPORATION
  EMPLOYEE SAVINGS PLAN

  Notes to Financial Statements

  December 31, 2004 and 2003

  During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	December 31

	2004	2003

Crompton Corporation Common Stock Fund	$4,153,287	1,728,371
Mutual Funds	20,401,864	54,419,526

	$24,555,151	56,147,897

  Party-in-Interest Transactions

  Fidelity Investments, Inc., the Company, and participants receiving plan loans are parties-in-interest as defined in Section 3(14) of ERISA. During the years 2004 and 2003, there were no prohibited party-in-interest transactions.

  Income Tax Status

  The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  Plan Termination

  The Company by action of its board of directors may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. While the Company has not expressed any intent to discontinue, terminate or curtail the Plan, the Company at its discretion, may terminate or amend the Plan for any reason at any time provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.

  Asset Transfer

  On March 22, 2004, the Company entered into an agreement with Bayer CropScience LP in the U.S. and Bayer CropScience, Inc. in Canada to sell its 50 percent interest in the Gustafson seed treatment joint venture. The assets of the former Gustafson employees, totaling $15,958,957, were transferred out of the Plan in May 2004.

  -9-                                                                                          (Continued)

  Subsequent Event

On March 31, 2005, Crompton and Hamilton Robinson LLC, a private equity firm, announced that they have signed a definitive agreement to form a joint venture called Davis-Standard LLC (D-S LLC) combining their respective polymer processing equipment businesses. Davis-Standard participants are no longer considered Crompton employees as of April 28, 2005. Therefore, they are no longer allowed to contribute to the Plan.

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	Crompton Corporation	Crompton Common Stock Fund, 1,255,697 shares, par value $1.00	$9,254,489
*	Fidelity Investments	Blended Income Fund, 97,109,174 shares	97,109,174
	Dodge & Cox	Dodge & Cox Income Fund, 1,172,899 shares	15,060,019
*	Fidelity Investments	Fidelity Freedom 2010 Fund, 2,089,208 shares	28,455,014
*	Fidelity Investments	Fidelity Growth Company Fund, 739,936 shares	41,488,231
	Dodge & Cox	Dodge & Cox Stock Fund, 139,194 shares	18,125,849
*	Fidelity Investments	Fidelity Int'l Growth Fund, 622,918 shares	17,840,379
*	Fidelity Investments	Fidelity Dividend Growth Fund, 375,499 shares	10,697,966
*	Fidelity Investments	Fidelity Magellan Fund, 459,092 shares	47,649,210
*	Fidelity Investments	Fidelity U.S. Equity Index Commingled Pool, 591,732 shares	22,142,595
*	Fidelity investments	Fidelity Low Price Stock Fund, 597,518 shares	24,050,100
*	Fidelity Investments	Fidelity Freedom Income Fund, 320,978 shares	3,617,417
*	Fidelity Investments	Fidelity Freedom 2040, 81,576 shares	674,630
*	Fidelity Investments	Fidelity Freedom 2030, 111,163 shares	1,565,175
*	Fidelity Investments	Fidelity Freedom 2020, 889,152 shares	12,412,562
*	Fidelity Investments	Fidelity Freedom 2000, 96,159 shares	1,161,611
	Dreyfus	Dreyfus Founders Discovery Fund, 180,568 shares	5,203,982
*	Participant Loans	Participant Loans Receivable with maturity dates ranging from
		January, 2005 to December, 2019 and interest rates ranging
		From 5.00% to 10.00%	5,173,048

		Total investments	$361,681,451

*	Represents a party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 28, 2005 By:/s/Karen Osar
Karen Osar
Executive Vice President and
Chief Financial Officer